

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2016

Via E-mail
Mr. Jeffrey S. Levy, Esq.
Senior Vice President and General Counsel
Atlantic Power Corporation
3 Allied Drive, Suite 220
Dedham, MA 02026

>   **Re: Atlantic Power Corporation**
>   **Schedule TO-I**
>   **Filed June 17, 2016**
>   **File No. 005-87139**

Dear Mr. Levy:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide an analysis as to the applicability of Exchange Act Rule 13e-3.

Withdrawal Rights, page 8

2. Please revise to disclose the specific date after which tendered Debuntures may be withdrawn if not yet accepted for payment. Refer to Exchange Act Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 9

3. The lead-in paragraph specifies that the Company shall not be required to accept tendered Debentures for purchase if at any time before payment specified events shall have occurred. All conditions, except those related to the receipt of government regulatory approvals necessary to consummate the Offer, must be satisfied or waived at or before expiration of the Offer, not merely before payment. Please revise.

4. The lead-in paragraph specifies that the Company may postpone the take up and payment for Debentures deposited if specified events shall have occurred. Please revise to clarify in what circumstances you will postpone take up and payment, and confirm that any such postponement will be consistent with Rule 14e-1(c). For example, if you are referring to the right to postpone take up and payment only due to an extension of the Offer, so state.

5. The Offer conditions must be described with reasonable specificity such that an investor can understand the parameters of the Offer, and must be objective and outside the control of the Company. Accordingly, please provide an objective standard for the following:

   • whether certain Offer conditions have been satisfied in the Company's "sole judgment" or "sole discretion," or "on acceptable terms to the Company;" and
   • whether certain events have occurred that "might" have specified effects, results, etc.

6. We note disclosure that all of the listed Offer conditions may be asserted by the Company regardless of the circumstances giving rise to such conditions. Please remove the statement that the Company may assert a condition even if action or inaction by the Company gave rise to the condition.

7. We note disclosure in the last paragraph of this section. If an event triggers a listed Offer condition, and you determine to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the Offer, you may be required to extend the Offer and circulate new disclosure. Furthermore, when an Offer condition is triggered by events that occur before the expiration of the Offer, you should inform Debuntureholders how you intend to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter. Refer to Exchange Act Rule 13e-4(d)(2).

Taking Up and Payment for Deposited Debuntures, page 12

8. We note the third paragraph of this section. Please revise the disclosure to clarify that, even in the event of pro-ration, the Company will pay for tendered Debentures promptly, rather than "as soon as reasonably practicable," to comply with the prompt payment requirement of Exchange Act Rules 13e-4(f)(5) and 14e-1(c).

Other Terms, page 14

9. We note disclosure that the Offer is "not being made to, and deposits of Debentures will not be accepted from or on behalf of, Debentureholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction." Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(2), note that Rule 13e-4(f)(9)(2) is restricted to state law. For guidance, refer to Exchange Act Release 34-58597, Section II.G.1 (September 19, 2008).

Schedule "A"

Assumptions and Limitations, page A-4

10. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure made in the document, including the statement, "Alexander Capital assumes no responsibility for the information furnished to us." Please revise. This comment also applies to disclosure appearing in the Issuer Bid Circular.

11. We note additional disclaimers at the end of this section which appear to limit reliance by investors on disclosure appearing in the document. Please revise the following statements:

- "… Alexander Capital shall have no responsibility whatsoever to any third party."
- "Any use a third party makes of this Formal Valuation is entirely at its own risk."
- "The Valuation has been prepared and provided solely for the use of the Board of Directors of Atlantic Power…and may not be used or relied upon by any other person without Alexander Capital's express prior written consent."

This comment also applies to disclosure appearing in the Issuer Bid Circular.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner at (202) 551-3788 or David L. Orlic, Special Counsel, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
  Pamela L. Marcogliese, Esq.
  Craig B. Brod, Esq.
  Cleary Gottlieb Steen & Hamilton LLP